================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                January 21, 2005

                                Avecia Group plc
                                 _______________
                 (Translation of registrant's name into English)


                                   P.O. Box 42
                                  Hexagon House
                              Blackley, Manchester
                                     M9 8ZS
                                     England
                                 _______________
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                         Form 20-F [X]   Form 40-F [ ]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____)

         (Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934.)

                              Yes [ ]   No [ X ]

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________)


Enclosure:     Supplemental Amended and Restated Offer to Purchase and Consent
               Solicitation Statement dated January 21, 2005.

================================================================================

THIS SUPPLEMENTAL AMENDED AND RESTATED OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the contents of this supplemental amended and restated offer document or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial advisor authorized under the Financial Services and Markets Act 2000, or from another appropriately authorized independent financial advisor.


  SUPPLEMENTAL AMENDED AND RESTATED OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT (TO THE AMENDED AND RESTATED OFFER TO PURCHASE DATED JANUARY 18, 2005)

                                AVECIA GROUP plc

          Supplemental Amended and Restated Offer to Purchase for Cash
      Up to 77% (US$415,912,000) of the Aggregate Principal Amount of its
                      Outstanding 11% Senior Notes Due 2009
                                       and
        Solicitation of Consents for Amendments to the Related Indenture


         This supplemental amended and restated offer to purchase (the "Supplemental Amended and Restated Offer to Purchase") is supplemental to, and should be read in conjunction with, the amended and restated offer to purchase dated January 18, 2005 (the "Amended and Restated Offer to Purchase") issued by Avecia Group plc (the "Company") in relation to its offer to purchase for cash outstanding 11% Senior Notes due July 1, 2009 (the "Securities") and the related consent solicitation (together, the "Amended Tender Offer") .

         Terms defined in the Amended and Restated Offer to Purchase have the same meaning in this Supplemental Amended and Restated Offer to Purchase.

         In connection with its previously issued Amended and Restated Offer to Purchase, the Company stated therein that it had not hedged, and was not intending to hedge, the currency exchange risks it faced with regard to the estimated Euro denominated proceeds from the consummation of the Transaction vis-a-vis the repayment of its Pound Sterling denominated credit facilities or its U.S. Dollar denominated Amended Tender Offer, as described under "Proceeds Available for the Offer" in the Amended and Restated Offer to Purchase. The Company hereby supplements the terms of the Amended Tender Offer so as to provide that, following recent exchange rate movements, it has hedged both the Euro/Pounds Sterling and Euro/U.S. dollar currency exchange risk from the estimated proceeds from the consummation of the Transaction. As a result of hedging, the Company will make available the full amount of U.S.$447,307,000 to fund the Amended Tender Offer (such amount is made available upon the terms and subject to the conditions of the Amended Tender Offer, as set forth in the Amended and Restated Offer to Purchase) and, consequently, the Company will solicit tenders for up to 77% (U.S.$415,912,000) aggregate principal amount of outstanding Securities.

         As a consequence of amending the Amended Tender Offer, each of the Consent Payment Deadline and the Withdrawal Deadline has been extended by the Company to 5:00 p.m. New York City time, on January 25, 2005, unless further extended. Also as a consequence of amending the Amended Tender Offer, the Company has extended the Expiration Time to 12:00 Midnight, New York City time, on February 3, 2005, unless extended or earlier terminated by the Company by press release or notice to the Tender Agent in the manner provided in the Amended and Restated Offer to Purchase. If the Amended Offer is consummated, the Settlement Date will be on a date promptly after the acceptance by the Company of tendered Securities. On the basis of this extension to the Expiration Time, the Company now expects the Settlement Date (subject to any extension thereof) to be February 8, 2005.

         The decrease in the amount of aggregate principal amount of Securities that the Company will tender for, referred to above, results in changes to the Unaudited Pro Forma Consolidated Financial Statements of the Company that were published in the Amended and Restated Offer to Purchase dated January 18, 2005. The Unaudited Pro Forma Consolidated Financial Statements contained therein had assumed that the Company would purchase up to 79% (US$426,900,000) principal amount of Securities, leaving approximately US$113,100,000 aggregate principal amount of Securities outstanding after the consummation of the Tender Offer. The revised amount of Securities that the Company is able to tender for following completion of the hedging arrangements referred to above is 77% (U.S.$415,912,000) aggregate principal amount of outstanding Securities, leaving approximately US$124,088,000 aggregate principal amount of Securities outstanding after the consummation of the Amended Tender Offer. The consequent revisions to the Unaudited Pro Forma Consolidated Financial Statements are included in this Supplemental Amended and Restated Offer to Purchase.

                                      Principal
                                      Amount            CUSIP                            ISIN
Title of Security                     Outstanding       Number                           Number          Common Code
-----------------                     --------------    ----------------------------     ------------    -----------
                                                        G9894BAA6 (Reg S Notes)          USG9894BAA64    -
11% Senior Notes due July 1, 2009     US$540,000,000    988788AA3 (144A Notes)           -               9875069
                                                        05354RAA9 (Registered Notes)     US05354RAA95    010588502

--------------------------------------------------------------------------------
THE AMENDED TENDER OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 3, 2005 UNLESS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION TIME"). HOLDERS MUST TENDER THE SECURITIES (AS DEFINED HEREIN) PRIOR TO THE EXPIRATION TIME TO BE ELIGIBLE TO RECEIVE THE TENDER OFFER CONSIDERATION.

THE CONSENT PAYMENT DEADLINE (i.e., THE TIME BY WHICH HOLDERS MUST TENDER THE SECURITIES IN ORDER TO BE ELIGIBLE TO RECEIVE THE TOTAL CONSIDERATION, A PORTION OF WHICH WILL CONSTITUTE THE CONSENT PAYMENT) HAS BEEN EXTENDED BY THE COMPANY AS A CONSEQUENCE OF AMENDING THE AMENDED TENDER OFFER AND WILL BE 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 25, 2005, UNLESS FURTHER EXTENDED OR EARLIER TERMINATED.
--------------------------------------------------------------------------------

         THIS SUPPLEMENTAL AMENDED AND RESTATED OFFER TO PURCHASE, THE AMENDED AND RESTATED OFFER TO PURCHASE AND THE RELATED DOCUMENTS CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE A DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER IS SUBJECT TO A NUMBER OF IMPORTANT CONDITIONS DESCRIBED IN THE AMENDED AND RESTATED OFFER TO PURCHASE.

         IF YOU HAVE RECENTLY SOLD OR OTHERWISE TRANSFERRED YOUR ENTIRE HOLDING(S) OF SECURITIES, YOU SHOULD IMMEDIATELY FORWARD THIS SUPPLEMENTAL AMENDED AND RESTATED OFFER TO PURCHASE AND THE AMENDED AND RESTATED OFFER TO PURCHASE TO THE PURCHASER OR TRANSFEREE, OR TO THE BROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED, FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE.

         NEITHER THIS SUPPLEMENTAL AMENDED AND RESTATED OFFER TO PURCHASE, NOR THE AMENDED AND RESTATED OFFER TO PURCHASE HAVE BEEN FILED WITH OR REVIEWED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY COUNTRY, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE SUPPLEMENTAL AMENDED AND RESTATED OFFER TO PURCHASE OR THE AMENDED AND RESTATED OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

         The Dealer Manager for the Offer and the Solicitation Agent for the Solicitation is:


                              Goldman, Sachs & Co.
                                  ____________

    The date of this Supplemental Amended and Restated Offer to Purchase is
                                January 21, 2005

              UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

         The accompanying unaudited pro forma consolidated balance sheet of the Company gives effect to the Transaction and the repayment of the term loan facility and the revolving credit facility from the proceeds of the Transaction, the disposal of the Company's interests in its former Additives business (disposed of on January 31, 2004), Biocides business (disposed of on April 2,
2004) and Special Drug Mixtures business (disposed of on November 22, 2004), and the consummation of the Offer (on the terms described below) in each case, as if they had been consummated on September 30, 2004. The accompanying unaudited pro forma consolidated profit and loss accounts and statement of cash flows of the Company gives effect to the Transaction and the repayment of the term loan facility and the revolving credit facility from the proceeds of the Transaction, the disposal of the Company's interests in its former Additives business, Biocides business and Special Drug Mixtures business and the consummation of the Offer (on the terms described below) in each case, as if they had been consummated on October 1, 2003. The accompanying unaudited pro forma consolidated financial statements assume the Consent Payment is made with respect to the outstanding Securities and that the Securities are acquired at a price of US$1,062.50 per US$1,000.00 principal amount of Securities, leaving approximately US$124,088,000 aggregate principal amount of Securities outstanding after the consummation of the Offer. The pro forma financial statements have been prepared in accordance with generally accepted accounting standards in the United Kingdom. These accounting standards differ in certain significant aspects from generally accepted accounting principles in the United States.

         The pro forma information is presented for illustrative purposes only and it is not necessarily indicative of the operating results or financial position that would have occurred if the Transaction and the Tender Offer had been consummated as presented in the accompanying unaudited pro forma consolidated financial statements, nor is it necessarily indicative of future results of operations or the actual results of the Offer. The pro forma adjustments and the assumptions on which they are based are described in the accompanying notes to the Unaudited Pro Forma Consolidated Financial Statements.

         These pro forma consolidated financial statements should be read in conjunction with the Company's historical financial statements and the related notes thereto that have been incorporated herein by reference.

                 Unaudited Pro Forma Consolidated Balance Sheet

                                                                                  Pro Forma
                                      Historical             Pro Forma          September 30,
                                   September 30, 2004       Adjustments             2004            Footnotes
                                   ------------------     ---------------      ---------------      ---------
                                    (pound) million       (pound) million      (pound) million
Fixed assets
Tangible fixed assets                           225.1              (54.1)                171.0            (1)
Intangible assets                               220.4             (161.7)                 58.7            (2)


Investments in joint ventures:
Goodwill on joint ventures                        8.3                -                     8.3
Share of gross assets                            11.1                -                    11.1
Share of gross liabilities                       (1.5)               -                    (1.5)
                                         ------------       ------------          ------------
                                                 17.9                -                    17.9
                                         ------------       ------------          ------------
Total fixed assets                              463.4             (215.8)                247.6

Current assets
Stocks                                           54.6              (14.5)                 40.1            (1)
Debtors                                          93.7              (42.1)                 51.6            (1)
Investments                                       8.3                -                     8.3
Cash at bank and in hand                          3.6                -                     3.6
                                         ------------       ------------          ------------
Total current assets                            160.2              (56.6)                103.6
                                         ------------       ------------          ------------

                                         ------------       ------------          ------------
Total assets                                    623.6             (272.4)                351.2
                                         ------------       ------------          ------------

Current liabilities
External loans due within less                    -                  -                     -
than one year
Other creditors                                 (73.5)              31.0                 (42.5)           (1)

                                         ------------       ------------          ------------
Total current liabilities                       (73.5)              31.0                 (42.5)
                                         ------------       ------------          ------------

                                         ------------       ------------          ------------
Net current assets                               86.7              (25.6)                 61.1
                                         ------------       ------------          ------------

External loans due within more                 (362.0)             295.4                 (66.6)           (3)
than one year
Provisions for liabilities and                  (21.2)               4.2                 (17.0)           (1)
charges
Other creditors due within more                  (8.3)               0.3                  (8.0)
than one year
                                         ------------       ------------          ------------
Net assets excluding pension                    158.6               58.5                 217.1
liability                                ------------       ------------          ------------
Pension liability                               (96.2)              17.2                 (79.0)           (1)

                                         ------------       ------------          ------------
Net assets including pension                     62.4               75.7                 138.1
liability                                ------------       ------------          ------------

Shareholders equity                              22.3               75.7                  98.0
Pay-in-kind 16% cumulative
redeemable preference shares                     40.1                -                    40.1

                                         ------------       ------------          ------------
Total                                            62.4               75.7                 138.1
                                         ============       ============          ============

            Unaudited Pro Forma Consolidated Profit and Loss Accounts

                                          Historical                            Pro Forma
                                          12 months                             12 months
                                             ended                                ended
                                         September 30,        Pro Forma        September 30,
                                             2004            Adjustments           2004             Footnotes
                                        ---------------   ---------------    ---------------      -------------
                                        (pound) million   (pound) million    (pound) million
Turnover, including share of joint             419.1              (234.4)             184.7              (4)
ventures
Less: share of joint ventures'                  (9.5)                -                 (9.5)
turnover                                ------------        ------------       ------------

Group turnover                                 409.6              (234.4)             175.2

Operating costs                               (429.4)              198.7             (230.7)             (4)
Exceptional operating costs                    (60.3)                -                (60.3)             (5)
Other operating income                           5.5                (1.3)               4.2              (6)
                                        ------------        ------------       ------------

Group operating (loss)/profit                  (74.6)              (37.0)            (111.6)

Share of operating profit of joint               0.9                 -                  0.9
ventures

Exceptional items                               89.5               (89.5)               -                (7)
                                        ------------        ------------       ------------
Profit/(loss) on ordinary
activities before interest and                  15.8              (126.5)            (110.7)
taxation                                ------------        ------------       ------------

Interest received                               34.3               (34.3)               -
Interest paid                                  (55.9)               48.0               (7.9)             (8)
Other finance costs                             (2.1)                -                 (2.1)

                                        ------------        ------------       ------------
Profit/(loss) on ordinary                       (7.9)             (112.8)            (120.7)
activities after taxation

Taxation on profit/(loss) on                    (0.7)                0.7                -                (9)
ordinary activities

                                        ------------        ------------       ------------
Profit/(loss) on ordinary                       (8.6)             (112.1)            (120.7)
activities after taxation

Attributable to minority interests              (6.5)                -                 (6.5)

                                        ------------        ------------       ------------
Net profit/(loss) for the period               (15.1)             (112.1)            (127.2)
                                        ============        ============       ============

            Unaudited Pro Forma Consolidated Statement of Cash Flows

                                                 Historical                           Pro Forma
                                                 12 months                            12 months
                                                    ended                               ended
                                                September 30,        Pro Forma       September 30,
                                                    2004            Adjustments          2004              Footnotes
                                               ---------------   ---------------   -----------------     -------------
                                               (pound) million   (pound) million    (pound) million

Operating (deficit)/profit before interest              (74.6)            (35.6)             (110.2)              (4)
Depreciation and amortization                            87.5              (8.0)               79.5           (4)(10)

Decrease/(increase) in inventories                       (0.8)              0.5                (0.3)              (4)
Decrease/(increase) in trade receivables                (13.5)              7.0                (6.5)              (4)
and other assets
(Decrease)/increase in accounts payable,                                                                          (4)
accrued expenses and                                     11.1              (6.1)                5.0
     trade provisions

Other cash and non-cash movements                         1.3               1.3                 2.6               (4)

                                                 ------------      ------------        ------------
Net cash inflow from operating activities                11.0             (40.9)              (29.9)
                                                 ------------      ------------        ------------

Returns on investment and servicing of
finance
Dividends received from associates                        3.1               -                   3.1
Interest received                                         1.3              (1.3)                -
Interest paid                                           (41.0)             33.3                (7.7)              (8)

                                                 ------------      ------------        ------------
Net cash (outflow) from returns on
investment and servicing of finance                     (36.6)             32.0                (4.6)
                                                 ------------      ------------        ------------

Taxation                                                  0.3               -                   0.3

Capital expenditure and financial investments
Cash expenditure on fixed assets                        (26.5)              8.1               (18.4)              (4)
Disposals of fixed assets                                 5.1              (5.0)                0.1              (11)

                                                 ------------      ------------        ------------
Net cash (outflow) from capital expenditure
and financial investments                               (21.4)              3.1               (18.3)
                                                 ------------      ------------        ------------

Acquisitions and disposals
Payments in respect of acquisitions                       -                 -                   -
Disposals of other investments                          171.8            (171.8)                -                (12)
Net cash disposed of                                     (0.2)              0.2                 -
                                                 ------------      ------------        ------------
Net cash inflow from acquisitions and                   171.6            (171.6)                -
disposals                                        ------------      ------------        ------------

Financing
Repayment of finance lease capital                       (0.9)              -                  (0.9)
External loans repaid                                  (126.2)            126.2                 -                (12)
                                                 ------------      ------------        ------------
Net cash (outflow) from financing                      (127.1)            126.2                (0.9)
                                                 ------------      ------------        ------------

                                                 ------------      ------------        ------------
Net increase/(decrease) in cash                          (2.2)            (51.2)              (53.4)
                                                 ============      ============        ============

FOOTNOTES
---------

     (1) The pro forma adjustments eliminate balances relating to those businesses which have been disposed of during the 12-months ended September 30, 2004, namely the Additives business (disposed of on January 31, 2004), the Biocides business (disposed of on April 2,
          2004), Special Drug Mixtures (disposed of on November 22, 2004) and the NeoResins business (to be disposed of pursuant to the Transaction).

     (2) The pro forma adjustment eliminates goodwill attributable to the NeoResins and Special Drug Mixtures businesses.

     (3) The pro forma adjustment reflects the repayment of the existing term loan facility and revolving credit facility from the proceeds of the Transaction and the purchase of approximately $415,912,000 of Securities (representing approximately 77.0% of the outstanding Securities) in connection with the Offer. The repayment amounts have been calculated using a September 30, 2004 exchange rate of 1.81 for the purchase of the Securities pursuant to the Offer.

     (4) The pro forma adjustment eliminates trading results relating to those businesses which have been disposed of during the 12-months ended September 30, 2004, namely the Additives business (disposed of on January 31, 2004), the Biocides business (disposed of on April 2,
          2004), Special Drug Mixtures (disposed of on November 22, 2004) and the NeoResins business (to be disposed of pursuant to the Transaction).

     (5) Exceptional operating costs include a charge of (pound)42.3 million for the impairment of goodwill, intangible assets and tangible assets and (pound)18.0 million for restructuring costs related to reductions in headcount.

     (6) The pro forma adjustment eliminates the profit arising from the disposition of the Analytical Research Group on May 15, 2004 to Intertek Caleb Brett.

     (7) The pro forma adjustment eliminates the profit on disposal of the Additives business (disposed of on January 31, 2004) and the Biocides businesses (disposed of on April 2, 2004).

     (8) The pro forma adjustment adjusts interest expense to reflect the amount of interest that would have been charged to operations during the 12-months ended September 30, 2004, assuming that the term loan facility and revolving credit facility were repaid in full at the beginning of such period and assuming approximately US$124,088,000 of the Securities were outstanding for such period.

     (9) The pro forma adjustment eliminates income tax expense for the 12-months ended September 30, 2004 related to the operations of the NeoResins business.

     (10) Historical and pro forma depreciation and amortization for the 12-months ended September 30, 2004 include a (pound)42.3 million charge for the impairment of goodwill, intangible assets and tangible assets.

     (11) Disposal of fixed assets primarily represents proceeds from the disposition of the Analytical Research Group on May 15, 2004 to Intertek Caleb Brett during the 12-months ended September 30, 2004.

     (12) The pro forma adjustment eliminates the proceeds from the disposal of the Additives business (disposed of on January 31, 2004) and the Biocides businesses (disposed of on April 2, 2004), and the repayment of senior debt out of the proceeds of those dispositions.

                           INCORPORATION BY REFERENCE

         In addition to the information the Company "incorporates by reference" into the Amended and Restated Offer to Purchase, as set forth under "Incorporation by Reference" therein, the Company also "incorporates by reference" into the Amended and Restated Offer to Purchase the Report on Form 6-K filed with the Securities and Exchange Commission on January 21, 2005, which report shall also be available, at no cost, from the Luxembourg Tender Agent, Kredietbank S.A. Luxembourgeoise, at 43 Boulevard Royal, L-2955 Luxembourg,
Attn:  Cecilia Guichart, Corporate Trust and Agencies Department,
+352 47 97 3935.

  The Information Agent and Tender Agent for the Offer and the Solicitation is:


                     Global Bondholder Services Corporation

                             65 Broadway - Suite 704
                               New York, NY 10006
                                       USA
                          Attention: Corporate Actions

                    Banks and Brokers call: +1 (212) 430 3774
                          Toll Free: +1 (866) 294 2200

                                  By Facsimile
                        (for Eligible Institutions only):
                                 (212) 430-3775


                                  Confirmation:
                                 (212) 430-3774


        By Mail:             By Overnight Courier:               By Hand:
65 Broadway - Suite 704     65 Broadway - Suite 704      65 Broadway - Suite 704
   New York, NY 10006          New York, NY 10006           New York, NY 10006
          USA                         USA                           USA


           The Luxembourg Agent for the Offer and the Solicitation is:

                        Kredietbank S.A. Luxembourgeoise
                               43 Boulevard Royal
                                     L-2955
                                   Luxembourg
                     Attention: Corporate Trust and Agencies
                           Telephone: +352 47 97 3935
                          By Facsimile: +352 4797 73951


Any questions or requests for assistance or for additional copies of this Supplemental Amended and Restated Offer to Purchase, the Amended Offer to Purchase or related documents may be directed to the Information Agent or the Luxembourg Agent at their respective telephone numbers set forth above. A Holder may also contact the Dealer Manager, Solicitation Agent and the Luxembourg Agent at their respective telephone numbers set forth below or such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.


             The Dealer Manager for the Offer and Solicitation Agent
                            for the Solicitation is:


                              Goldman, Sachs & Co.
                           Liability Management Group
                           29th Floor, 85 Broad Street
                               New York, NY 10004
                                       USA
                          Toll Free: +1 (800) 828 3128
                           Collect: +1 (212) 357 3019
                     Attention: Credit Liability Management

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Avecia Group plc



Date: January 21, 2005                            By:    /s/ Derrick Nicholson
                                                         -----------------------
                                                  Name:  Derrick Nicholson
                                                  Title: Chief Financial Officer